Bertelsmann Completes Increase of Stake in Afya

May 4, 2022. Nova Lima, Minas Gerais, Brazil -- Afya Limited, or Afya (Nasdaq: AFYA), further to the press releases issued by the Company on March 7, 2022 and April 25, 2022, today announced the closing of the transaction where Bertelsmann SE& Co. KGaA, or “Bertelsmann” acquired 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share, from Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves and NRE Capital Ventures Ltd (together with Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, the “Esteves Family”). As a result of the closing of the transaction, Bertelsmann and the Esteves family will beneficially own ~57.5% and ~33.0% voting interest, and ~31.0% and ~18.0% of the total shares, respectively, in Afya.

Afya announces that it has entered into a new CEO Executive Employment Agreement with Virgilio Gibbon, extending its period through May 2027. The extension was made in connection with the Bertelsmann increase of the stake in Afya to continue to execute the expansion in the medical education business and the deployment of the Afya Digital Health strategy.

Pursuant to Afya’s amended and restated articles of association, approved on April 29, 2022, effective as of May 4th, 2022, Mr. Sergio Botrel, a board member since July 2019, has submitted his resignation letter as a member of the board of directors and Mr. Benedikt Dalkmann was appointed by Bertelsmann as a board member effective as of today.

Mr. Benedikt Dalkmann is Chief Financial Officer of Bertelsmann Education Group. He has played a formative role in developing the Group since its foundation in 2015, including the expansion of Relias into a major player in US healthcare education through acquisitions, as well as the establishment of an international presence. Before joining the Education Group, Benedikt worked as Director of Strategy & Investments at Bertelsmann Group. Other experiences include a period in Venture Capital at Holtzbrinck, and in management consulting.

Afya’s Board of Directors is composed of two members from the Esteves family, including its non-executive Chairman, four members from Bertelsmann, one member from Softbank, and four independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making:

About Bertelsmann

Bertelsmann is a media, services and education company that operates in about 50 countries around the world. It includes the entertainment group RTL Group, the trade book publisher Penguin Random House, the music company BMG, the service provider Arvato, the Bertelsmann Printing Group, the Bertelsmann Education Group and Bertelsmann Investments, an international network of funds. The company has around 130,000 employees and generated revenues of €17.3 billion in the 2020 financial year. Bertelsmann stands for creativity and entrepreneurship. This combination promotes first-class media content and innovative service solutions that inspire customers around the world. Bertelsmann aspires to achieve climate neutrality by 2030.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br

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